FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 May 2011

APPOINTMENT AS GROUP MANAGING DIRECTOR

HSBC Holdings plc has appointed Richard E T Bennett, 59, Group General Counsel, a Group Managing Director with effect from 3 May 2011. Richard will continue to report to Stuart Gulliver, Group Chief Executive, and joins the Group Management Board.

Richard has been Group General Counsel since 1 January 2010. A qualified lawyer in the UK, Hong Kong and Victoria, Australia, Richard joined The Hongkong and Shanghai Banking Corporation in Hong Kong in 1979 as the Assistant Group Legal Adviser. He was promoted to Deputy Group Legal Adviser in 1988 and then served from 1993 as Head of Legal and Compliance, Asia Pacific based in Hong Kong, before returning to the UK to take up the position of Group General Manager and Group Head of Legal and Compliance from 1 January 1998.

Media enquiries to Brendan McNamara on +44 (0)20 7991 0655 or at brendan.mcnamara@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                               Date: 10 May, 2011